                                                                         ANNEX A

                           MEMORANDUM OF ASSOCIATION
                                       OF
                           SEVEN SEAS PETROLEUM INC.,
                     AN EXEMPTED COMPANY LIMITED BY SHARES

     1. The name of the Company is Seven Seas Petroleum Inc. (the "Company").

     2. The Registered Office of the Company shall be situated at the offices of:
        Walkers
        Walker House, Mary Street
        P.O. Box 265GT
        George Town, Grand Cayman, Cayman Islands

or at such other place as the Board of Directors may from time to time determine.

     3. The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any objective not prohibited by any law as provided by Section 7(4) of The Companies Law (2000 Revision), as may be amended, modified or re-enacted from time to time (the "Statute").

     4. The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Statute

     5. Nothing in the preceding sections shall be deemed to permit the Company to carry on the business of a Bank or Trust Company without being licensed in that behalf under the provisions of the Banks and Trust Companies Law (2000 Revision), or to carry on Insurance Business from within the Cayman Islands or the business of an Insurance Manager, Agent, Sub-agent or Broker without being licensed in that behalf under the provisions of the Insurance Law (1999 Revision), or to carry on the business of Company Management without being licensed in that behalf under the provisions of the Companies Management Law (1999 Revision).

     6. The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company from effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

     7. The liability of the members is limited to the amount, if any, unpaid on shares respectively held by them.

     8. The share capital of the Company is US$200,000 divided into 150,000,000 Ordinary Shares of a nominal or par value of US$0.001 per share, and 50,000,000 shares of a nominal or par value of US$0.001 per share which may be designated and created as shares of any other classes or series of shares with the respective rights and restrictions determined upon the creation thereof by action of the Board of Directors, with power for the Company insofar as is permitted by law, to redeem, call or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Statute and the Articles of Association and to issue any part of its capital, whether original, redeemed, called or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be ordinary, preference or otherwise shall be subject to the powers hereinabove contained.

     9. The Company may exercise the power contained in Section 224 of the Statute to deregister in the Cayman Islands and be registered by way of continuance in some other jurisdiction.

     10. The directors may, between annual meetings of members, appoint one or more additional directors of the Company to serve until the next annual meeting of members, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Company.
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